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
CONTACTS:
LORUS THERAPEUTICS INC.             CANADIAN MEDIA CONTACT:        US MEDIA CONTACT:

Corporate Communications            Hugh Mansfield                 Nancy Tamosaitis
Grace Tse                           Mansfield Communications Inc.  Mansfield Communications Inc
Tel:  (416) 798-1200, ext.380       Tel:  (416) 599-0024           Tel:  (212) 370-5045
Email:   ir@lorusthera.com          Email:    hugh@mcipr.com       E-mail:  nancyt@mcipr.com
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           LORUS APPOINTS DR. ROBERT L. CAPIZZI TO BOARD OF DIRECTORS

-NEW DIRECTOR BRINGS EXTENSIVE CLINICAL DRUG DEVELOPMENT EXPERIENCE TO COMPANY-


TORONTO, JANUARY 14, 2003 - Lorus Therapeutics Inc. ("Lorus") today announced the appointment of Robert L. Capizzi, M.D. as a director of the company. Currently, Dr. Capizzi is president of Capizzi Clinical Resources Inc., a company that specializes in pharmaceutical drug development and regulatory affairs.

From 1996 to 2001, Dr. Capizzi served as professor of medicine and pharmacology, and as the Magee professor of medicine and chairman of the department of medicine at the Thomas Jefferson University in Philadelphia, PA. In addition, from 1991 to 1996, he was executive vice president, World Wide Research and Development for U.S. Bioscience Inc.

Dr. Capizzi has served on and chaired various boards of the U.S. National Institutes of Health, the American Cancer Society, national and international professional societies, and scientific advisory boards of multinational pharmaceutical companies. He has also lectured extensively and is the author and/or co-author of several hundred publications and presentations of original research and review articles in journals, periodicals and textbooks.

"Dr. Capizzi's exceptionally strong clinical drug development background in cancer, and valuable biopharmaceutical industry experience will be asset to the Lorus Board," said Mr. Strachan, chair of the board of directors, Lorus. "Dr. Capizzi's considerable experience in these areas are integral as Lorus develops its preclinical drug program and aggressively advances three of its anticancer drugs through clinical trials towards commercialization."
                                     - 30 -

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About Lorus
Lorus Therapeutics Inc. is a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer. With products in all stages of evaluation, from pre-clinical through Phase III trials, and a product approved in Mexico for malignant melanoma, Lorus is a leader in the development of therapeutics that seek to manage cancer with efficacious non-toxic compounds that improve patients' quality of life. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF. Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.


                                      -30-